Exhibit 99.1

Source: Asia Pacific Wire & Cable
August 13, 2014 08:00 ET

Asia Pacific Wire & Cable Company Reports First Quarter 2014 Financial Results; Board of Directors Approves $1 Million Share Repurchase Program

  Revenues were $109.8 million, an increase of 8.7% from $101.0 milion in Q12013
  Cash flows from operations were $24.4 milllion, up 50.8% from $16.2 milllion in Q12013
  $80.4 milllion in cash and cash equivalents at March 31, 2014
  Reduced total debt outstanding to $36.4 million at March 31, 2014 from $41.8 milion at December 31, 2013

TAIPEI, Taiwan, Aug. 13, 2014 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (Nasdaq:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the three months ended March 31, 2014.

Financial Summary

Q1 2014 Financial Results

	Q1 2014	Q1 2013	CHANGE
Revenues	$109.8 million	$101.0 milllion	+8.7%
Gross Profit	$8.4 milllion	$8.6 million	-2.1%
Net Income	($1.0 milion)	$1.3 million	N/A
EPS(1)	($0.07)	$0.09	N/A

(1) Earnings per share are based on 13.8 million shares in Q1 2013 and Q1 2014

First Quarter 2014 Results

Revenues for the three months ended March 31, 2014 were $109.8 million, up from $101.0 million in the prior period, primarily attributable to an increase in sales of 24.3% in our Rest of the World region ("ROW Region") due to increased sales volumes in its SDI. Our ROW Region consists of Singapore, Australia and the other markets where we have operations or sales outside of our Thailand Region and our North Asia Region.

Gross profit for the first quarter decreased 2.1% to $8.4 milllion from $8.6 milllion in the year-ago period, representing gross margins of 7.6% and 8.5%, respectively. Gross margins were down year over year as a result of lower sellling prices in the markets.

Selling, general and administrative expenses of $6.7 million for the first quarter of 2014 were down from $7.5 million the same period a year ago. Operating income was a loss of $0.5 milllion compared to income $0.5 milll ion in the first quarter of 2013. The Company recorded a $2.1 million non-cash impairment charge for trade receivables. Excluding this charge, the operating income would have been $1.6 milllion in the three months ended March 31, 2014.

Net income attributable to APWC shareholders was a loss $1.0 million for the first quarter of 2014 compared to income of $1.3 million in the corresponding period in 2013. Net income per share was a loss of $0.07 for the period, compared to income of $0.09 in the first three months of 2013. The weighted average shares outstanding were 13.8 milllion for the first quarter of 2013 and 2014.

Financial Condition

As of March 31, 2014, APWC had $80.4 million in cash and cash equivalents, compared to cash and cash equivalents totaling $62.5 million as of December 31, 2013. Most of the cash is held by operating subsidiaries and, in certain instances, subject to limitations on distribution to APWC.

Total current assets were $307.0 million at March 31, 2014 compared to $302.2 milllion at December 31, 2013. Working capital was $175.5 million as of March 31, 2014. As of March 31, 2014, short term bank loans were $36.4 milion, down from $41.8 million at December 31, 2013. The Company had no long term debt outstanding at March 31, 2013. Shareholders' equity attributable to APWC was $158.1 milllion at March 31, 2014 compared to $157.2 million at December 31, 2013.

APWC generated approximately $24.4 million of cash from operating activities during the three months ended March 31, 2014, an improvement of $8.2 million compared to $16.2 million of cash inflows from operations in the corresponding period in 2013. The Company reduced capital expenditures to $1.3 milllion in the first quarter of 2014 compared to $3.1 million in the first quarter of 2013.

Business Update and Outlook

The political unrest in Thailand caused a delay in delivery for projects with the Thailand government in the first quarter of 2014, thus revenue recognized from government projects decreased, compared to the first quarter of 2013. However, overall revenue in the Thailand region still increased comparing to the same period last year. The Company managed to maintain a stable revenue growth by introducing more distributed products.

The Company provided a $2.1 million alowance for an overdue account in the first quarter of 2014.

The revenue growth in the ROW Region was primarily due to the increase in power cable supply, delivery, and installation (SDI) projects in the first quarter of 2014. Increased competition and manufacturing overhead eroded the margin for manufactured products in this region. Nevertheless, improved margin in SDI projects made up the loss.

Share Repurchase Program

The Company announced today that its Board of Directors recently approved the implementation of a share repurchase program, pursuant to which the Company is authorized to repurchase up to $1 milllion worth of its Common Shares. The Company plans to retain a financial adviser to manage the share repurchase program in accordance with Rule 10b-18 under the Securities Exchange Act. Once implemented, the common shares may be repurchased on the open market, in negotiated transactions, in block trades or otherwise. The timing and the extent of any purchases willl depend upon market conditions, the trading price of the common shares and other factors, subject to the restrictions relating to volume, price and timing under applicable laws and regulations. The Company plans to announce the date of the commencement of the share repurchase program in the near future.

The share repurchase program will be funded from existing cash on hand and cash generated from operations. As of March 31, 2014, the Company had cash and cash equivalents of approximately $80.4 million. The Company currently has approximately 13.8 milllion shares outstanding. The Company is not obligated to repurchase any particular amount of shares during any period and may choose to suspend or discontinue the share repurchase program at any time.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materiallly diferent from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could difer materialy from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the three-months
	ended March 31, (Unaudited)
	2014	2013
Sales of goods / services	109,776	100,970

Cost of sales	(101,392)	(92,404)
Gross profit	8,384	8,566

Other operating income	14
Sellling, general and administrative expenses	(6,709)	(7,544)
Other operating expenses	(2,162)	(532)
Operating profit (loss)	(473)	490

Finance costs	(281)	(484)
Finance income	280	332
Share of loss of associates	(209)	0
Gain on disposal of investment - held for sale	0	232
Gain on liquidation of subsidiaries	0	0
Exchange gain	547	2,224
Other income	275	1,087
Other expense	(20)	0
Profit before tax	119	3,881

Income taxes expense	(1,052)	(1,315)
Profit (loss) for the period	(933)	2,566

Attributable to:
Equity holders of the parent	(983)	1,311
Non-controlling interests	50	1,255
Basic and diluted earnings per share	(0.07)	0.09
Basic and diluted weighted average common shares outstanding 13,820,200		13,822,072

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands of US Dolars, except share data)

	For the three-months
	ended March 31,
	(Unaudited)
	2014	2013
Net income (loss)	(933)	2,566
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange diferences on translation of foreign operations, net of tax of $0	2,190	5,181

Net gain (loss) on available-for-sale financial assets	0	(400)
Income tax efect	0	0
	0	(400)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measuring losses on defined benefit plans	(1)	(19)
Income tax efect	0	0
Defined benefit pension plan, net of tax	(1)	(19)
Other comprehensive income (loss) for the period, net of tax	2,189	4,762
Total comprehensive income (loss) for the period, net of tax	1,256	7,328
Attributable to:
Equity holders of the parent	888	11,623
Non-controlling interests	368	(4,294)
	1,256	7,328

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of March	As of
	31, 2014,	December
	(Unaudited)	31, 2013

ASSETS
Current assets:
Cash and cash equivalents	$80,384	$62,509
Other current financial assets - available for sale	0	0

Other current financial assets - derivatives	0	0
Trade receivables	102,929	122,893
Other receivables	11,342	11,139
Due from related parties	4,737	3,842
Inventories	103,561	98,194
Prepayments	1,195	1,559
Assets classified as held for sale	0	0
Other current assets	2,845	2,113
	306,993	302,249
Non-current assets
Other non-current financial assets - available for sale	3,225	3,189
Other non-current financial assets - held to maturity	338	335
Property, plant and equipment	49,002	48,709
Prepaid land lease payments	1,913	1,939
Investment properties	750	746
Intangible assets	106	104
Investments in associates	2,696	2,937
Other non-current assets	641	449
Deferred tax assets	4,190	3,978
	62,861	62,386
Total assets	$369,854	$364,635

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(In thousands of US Dolars, except share data)

	As of March	As of
	31, 2014,	December
	(Unaudited)	31, 2013

Current liabilities:
Interest-bearing loans and borrowings	36,367	41,789
Trade and other payables	50,585	41,369
Due to related parties	11,940	11,126

Due to immediate holding company	0	1,732
Other current financial liabilities at fair value through profit or loss	6	0
Accruals	14,035	13,336
Income tax payable	10,925	9,874
Employee benefit liability	118	419
Financial lease liabilities	22	37
Onerous contracts provisions	39	125
Dividend payable	721	348
Other current liabilities	6,733	7,617
	131,491	127,772

Non-current liabilities
Employee benefit liability	5,651	5,455
Financial lease liabilities	29	28
Provisions for employee benefit	621	577
Deferred tax liabilities	2,678	2,676
	8,979	8,736
Total liabilities	140,470	136,508

Equity
Issued capital	138	138
Additional paid-in capital	110,608	110,608
Treasury shares	(38)	(38)
Retained earnings	50,783	51,766
Other components of equity	(3,354)	(5,226)
Equity attributable to equity holders of the parent	158,137	157,248
Non-controlling interests	71,247	70,879
Total equity	229,384	228,127
Total liabilities and equity	$369,854	$364,635

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)

	For the three-months
	ended March 31, (Unaudited)
	2,014	2,013
Net cash provided by (used in) operating activities	$24,368	$16,159
Net cash provided by investing activities	(1,258)	(1,042)
Net cash (used in) financing activities	(5,649)	(21,274)
Efect of exchange rate changes on cash and cash equivalents	414	1,151
Net (decrease) in cash and cash equivalents	17,875	(5,006)
Cash and cash equivalents at beginning of period	62,509	72,816
Cash and cash equivalents at end of period	$80,384	$67,810

CompanyContact:
AsiaPacific Wire& Cable CorporationLimited
Mr.IvanHsia,CFO
Phone:+886-2-2712-2558ext.27
E-mail:

InvestorRelationsContact:
MZ North America
TedHaberfield
President
Tel:+1-760-755-2716
Email:
Web: www.mzgroup.us

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